

September 7, 2010

Mark Dillon, Chief Executive Officer
Golden Growers Cooperative
112 Roberts Street North, Suite 111
Fargo, North Dakota 58102

>   **Re: Golden Growers Cooperative**
>   **Form 10, Amendment 2**
>   **Filed August 16, 2010**
>   **File No. 0-53957**

Dear Mr. Dillon:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment one of our letter dated July 15, 2010. You indicate that you generated in excess of $50 million of revenues in 2009; however, it does not appear that your financial statements reflect such an amount. Advise us if the $50 million amount relates to gross revenues, which are not reflected as consolidated revenues on the face of your income statement. Please revise or advise.

Liquidity and Capital Resources, page 14

2. Please revise the head note to your contractual obligations table to indicate the information presented is as of June 30, 2010.   This appears to be a typographical error.

Item 5. Directors and Executive Officers, page 17

3. We have reviewed your response to comment five of our prior letter dated July 15, 2010. Please revise to clarify the statement that "[t]he Cooperative is not part of any conclusions that are made by the Board of Directors with respect to these individuals' ability to serve in these board office positions." It appears that the individuals are acting in their capacities as directors of the registrant when determining nominees' qualifications. Please revise or advise.

Item 7. Certain Relationships and Related Transactions, Director Independence, page 22

4. We note your response to comment number six of our letter dated July 15, 2010. It appears that you use your own definition of independence under Item 407(a)(2) of Regulation S-K. Please revise to comply with subpart (a)(2) or advise.

Audited Financial Statements

Notes to Audited Financial Statements

Note 6 – Employee Benefit Plans, F-10

5. We reviewed your response to our prior comment 11. Your response indicates that you do not believe that the complete disclosure of your defined benefit plan and related plan liability are significant to your financial statements. Please tell us how you considered FASB ASC 715-30-25 related to your pension plan liability at year-end calculated as the difference between your projected benefit obligation and the fair value of your plan assets. In addition, tell us where you have recorded your pension plan liability in your financial statements. If such amount has not been recorded, tell us why with specific reference to your consideration of the amount of this liability compared to your total liabilities.

Form 10-Q for Quarter Ended June 30, 2010

Financial Statements

General

6. Please revise to file your independent accountant's review report dated July 29, 2010 as required by Rule 10-01(d) of Regulation S-X.

Balance Sheets, page 1

7. Please revise to include your balance sheet as of the end of your preceding fiscal year as required by Rule 10-01(c)(1) of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, page 6

General

8. Please note that interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted must be included with the interim financial statements. Please advise or revise. Refer to Rule 10-01(b)(8) of Regulation S-X.

Section 302 Certifications

9. We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
    - Paragraph 4(d) should include "(the registrant's fourth fiscal quarter in the case of an annual report)"
    - The head note to paragraph 5 should include "(or persons performing the equivalent functions)".
    Please revise your certification to comply with the items noted above.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390, if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Kimberly A. Lowe, Esq.
Facsimile: (612) 492-7077